SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

Eagle Supply Group, Inc.

(Name of Subject Company (Issuer))

Gulfside Supply, Inc.

Gulfco Acquisition, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number of Common Stock)

James S. Resch, President

Gulfside Supply, Inc.

501 North Reo Street

Tampa, Florida 33609

(813) 636-9808

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David C. Shobe, Esq.

David M. Doney, Esq.

Fowler White Boggs Banker P.A.

501 East Kennedy Boulevard

Suite 1700

Tampa, Florida 33602

(813) 228-7411

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$34,199,000	$4,333.01

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 10,265,455 of common stock, par value $0.001 per share, of Eagle Supply Group, Inc. (the “Shares”), representing all of the outstanding Shares, and (ii) 5,279,545 Shares reserved for issuance upon exercise of outstanding options and warrants to purchase Shares, in each case as of August 5, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,840	Filing Party:	Gulfside Supply, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Statement”), originally filed with the Securities and Exchange Commission on August 16, 2004, by Gulfco Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Gulfside”), relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share, of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), for a purchase price of $2.20 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004, a copy of which is filed as Exhibit (a)(1)(A) to the Statement (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 1, 4, and 11

Items 1, 4, and 11 of the Statement are hereby amended and supplemented to include the following:

On September 10, 2004, Gulfside, the Purchaser, and the Company entered into a First Amendment and Waiver to Agreement and Plan of Merger (the “First Amendment”) that provides for an extension of the Initial Expiration Date of the Offer until 12:00 midnight, New York City time, on Tuesday, September 21, 2004, unless the Offer is further extended to a later date. The Offer was initially set to expire at 12:00 midnight, New York City time, on Monday, September 13, 2004. Pursuant to the First Amendment, Gulfside and the Purchaser also agreed to waive the Minimum Condition and certain others conditions to their obligation to complete the Offer set forth in the Merger Agreement. The First Amendment and the full text of a press release issued by Gulfside and the Company on September 10, 2004, announcing the extension of the Initial Expiration Date are filed as Exhibit (d)(5) and Exhibit (a)(5)(A) hereto, respectively, and are incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Statement is hereby amended and supplemented to include the following exhibits:

(a)(5)(A)	Press release issued by Gulfside and the Company on September 10, 2004.

(d)(5)	First Amendment and Waiver to Agreement and Plan of Merger dated as of September 10, 2004, by and among Gulfside, the Purchaser, and the Company

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2004

Gulfside Supply, Inc.

By:         /s/ James S. Resch

Name:  James S. Resch

Title:   President

Gulfco Acquisition, Inc.

By:         /s/ James S. Resch

Name:  James S. Resch

Title:   President

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(5)(A)	Press release issued by Gulfside and the Company on September 10, 2004.

(d)(5)	First Amendment and Waiver to Agreement and Plan of Merger dated as of September 10, 2004, by and among Gulfside, the Purchaser, and the Company.